Aircastle Limited
June 25, 2008

BY HAND AND BY EDGAR

June 25, 2008

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

Re:	Aircastle Limited

Form 10-K for the fiscal year ended December 31, 2007

Form 10-Q for the period ended March 31, 2008

File No. 1-32959

Dear Mr. Decker:

Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated May 29, 2008 (the “Comment Letter”) in relation to the Company’s above-referenced Form 10-K and Form 10-Q.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements

Consolidated Statements of Cash Flows, page F-5

2.

Please address the appropriateness of including the changes in maintenance payments (i.e. payments received from your lessees net of reimbursements to the lessee upon the receipt of evidence of qualifying maintenance work) within your cash flows from operating activities. In this regard, we note that this activity generally does not impact your results of operations. Paragraph 21 of SFAS 95 indicates that cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Please address the need to reflect these maintenance payments as financing cash inflow and outflow based on the provisions of SFAS 95.

Aircastle Limited
June 25, 2008

Maintenance payments are cash flows received from the Company’s customers directly as a result of the Company’s primary operating activity, the acquisition and leasing of aircraft. Based on their terms, all of our leases are classified as operating leases, as opposed to financing or sales-type leases. These payments are made to the Company by a lessee under an operating lease with respect to specific future maintenance events and the Company generally has an obligation to reimburse that customer for the cost of the relevant event after it is performed. Under the Company’s accounting policies, maintenance payments not remitted to the lessee in the form of reimbursement during the term of the relevant lease will be recognized in the determination of net income in the period when the Company can reasonably estimate the amount by which such payments exceed the costs to be incurred by the lessee in performing scheduled maintenance.

We have considered the guidance in paragraphs 22(c) and 23(e) of SFAS 95, which makes it clear that operating cash inflows and outflows are to include all receipts and payments from transactions not defined as investing or financing activities. As discussed below we do not believe the cash flows related to maintenance payments from our lessees meet the definition of financing activities provided in paragraphs 18 through 20.

Paragraph 18 of SFAS 95 states: “Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” We have considered this guidance and do not believe maintenance payments we receive from our customers under our operating leases relate to the financing activities described in paragraph 18. Specifically, maintenance payments are not resources provided by owners, nor are customers considered to be donors. Donations are made by donors and typically represent a gift or contribution to a charitable organization. Maintenance payments also do not represent borrowing of or repayment of monies to creditors or otherwise settling obligations related to the borrowing of money. In this regard, lessees are not considered to be the equivalent of creditors by extending credit to the Company but instead are making payments to the Company based on the contractual terms of a lease agreement.

Notwithstanding the fact that we do not believe maintenance payments meet the definition of a financing activity, it is our understanding that the Financial Accounting Standards Board meant SFAS No. 95 to be a principles based standard. Based on the application of the SFAS No. 95 principles, we believe maintenance payments are appropriately classified as an operating activity as its purpose is the receipt of sufficient funds available to pay maintenance expenditures by the lessee, otherwise this would be a cost (and an expense) borne by the Company as lessor.

In addition, cash flows received from the lessee under an operating lease are comprised of lease rental payments that are generally made in advance and maintenance payments which are received monthly in arears, after usage of the equipment, or at the end of the lease. Paragraph 24 of SFAS 95 states that when cash flows have aspects of more than one class of cash flows, the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item. Since the lease rental payments are the predominant source of cash flows under an operating lease, it is appropriate to classify the maintenance payments cash flows received under the operating lease as operating cash flows.

Aircastle Limited
June 25, 2008

Furthermore, we have also considered the guidance in paragraph 21 of SFAS 95 which states that “operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20.” As we have concluded that maintenance payments do not meet the definition of investing or financing activities, as defined in paragraphs 15-20 of SFAS 95, we believe we are precluded from classifying maintenance payments as financing activities.

Based on these considerations, we do not believe it would be appropriate to classify cash flows related to maintenance payments outside the operating section of the statement of cash flows.

Note 1 – Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

3.

We note that you consolidate two variable interest entities, ACS Ireland and ACS Ireland 2. Please expand the notes to your financial statements to address the disclosure requirements set forth in paragraphs 23 through 26 of FIN 46R, as applicable.

The Company considered the Staff’s comment and believe that the disclosures in Note 6 to our consolidated financial statements provide all the required disclosures required by paragraphs 23 through 26 of FIN 46R for both ACS Ireland and ACS Ireland 2. Using ACS Ireland 2 as an example, the disclosures are as follows (Note that similar disclosures are made for ACS Ireland):

•	Paragraph 23 (a) – The nature, purpose, size and activities of the variable interest entity.
•	Nature and purpose – In the sixth paragraph of Note 6 we disclose the following: “ACS Ireland 2, together with ACS Bermuda 2, issued ACS 2 Notes.”
•	Size – In the tenth paragraph of Note 6 we disclose the following: “ACS Ireland 2, which had total assets of $250,603 at December 31, 2007, is a VIE which we consolidate.”
•

Activities – The activities of the entity are disclosed in the sixth paragraph of Note 6: “On June 8, 2007, we completed our second securitization, a $1,170,000 transaction comprising 59 aircraft, which we refer to as “Securitization No. 2”. In connection with Securitization No. 2, two of our subsidiaries, ACS Aircraft Finance Ireland 2 Limited (‘‘ACS Ireland 2’’) and ACS 2007-1 Limited (‘‘ACS Bermuda 2’’), to which we refer together with their subsidiaries as the ‘‘ACS 2 Group’’ issued $1,170,000 of Class A notes, or the ‘‘ACS 2 Notes’’, to the ACS 2007-1 Pass Through Trust, or the ‘‘ACS 2 Trust.’’ The ACS 2 Trust simultaneously issued a single class of Class G-1 pass through trust certificates, or the ‘‘ACS 2 Certificates,’’ representing undivided fractional interests in the ACS 2 Notes. Payments on the ACS 2 Notes will be passed through to the holders of the ACS 2 Certificates. The ACS 2 Notes are secured by ownership in aircraft owning subsidiaries of ACS Bermuda 2 and ACS Ireland 2 and the aircraft leases, cash, rights under service agreements and any other assets they may hold. Each of ACS

Aircastle Limited
June 25, 2008

Bermuda 2 and ACS Ireland 2 has fully and unconditionally guaranteed the other’s obligations under the ACS 2 Notes. However, the ACS 2 Notes are neither obligations of, nor guaranteed by, Aircastle Limited. The ACS 2 Notes mature on June 14, 2037.”

•	Paragraph 23 (b) – The carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations.
•	In the tenth paragraph of Note 6 we disclose the following: “ACS Ireland 2, which had total assets of $250,603 at December 31, 2007, is a VIE which we consolidate.”
•

In the sixth paragraph of Note 6 we disclose the following: “The ACS 2 Notes are secured by ownership in aircraft owning subsidiaries of ACS Bermuda 2 and ACS Ireland 2 and the aircraft leases, cash, rights under service agreements and any other assets they may hold.”

•

In the tenth paragraph of Note 6 we disclose the following: “The assets of ACS Ireland 2, as of December 31, 2007, include nine aircraft transferred to ACS Ireland 2 in connection with Securitization No. 2.”

•	Paragraph 23 (c) – Lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.
•	In the sixth paragraph of Note 6 we disclose the following: “However, the ACS 2 Notes are neither obligations of, nor guaranteed by, Aircastle Limited.”
•	Paragraph 24 – An enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary shall disclose:
•	We do not believe this disclosure is applicable as the Company is the primary beneficiary.
•

Paragraph 25 – Disclosures required by Statement 140 about a variable interest entity shall be included in the same note to the financial statements as the information required by this Interpretation. Information about variable interest entities may be reported in the aggregate for similar entities if separate reporting would not add material information.

•	We do not believe SFAS 140 is applicable as there were no transfers of financial assets.
•

Paragraph 26 – An enterprise that does not apply this Interpretation to one or more variable interest entities or potential variable interest entities because of the condition described in paragraph 4(g) shall disclose the following information:

•	This paragraph is not applicable as the Company applies FIN 46R.

The Company will revise its disclosure in the next annual filing for ACS Ireland and ACS Ireland 2 to present all required disclosures in one paragraph in response to the Staff’s comment.

For illustrative purposes, the revised disclosure for ACS Ireland 2 on page F-18 would be as follows:

“ACS Ireland 2, which had total assets of $250,603 at December 31, 2007, is a VIE which we consolidate. At December 31, 2007, the outstanding principal amount of the ACS 2 Notes issued by ACS Ireland 2 was $187,253. The assets of ACS Ireland 2, as of December 31, 2007, include nine aircraft transferred to ACS Ireland 2 in connection with Securitization No. 2. The operating activities of ACS Ireland 2 are limited to the acquiring, owning, leasing, maintaining, operating and, under certain circumstances, selling the nine aircraft.”

Aircastle Limited
June 25, 2008

Flight Equipment Held for Lease, page F-8

4.

Please enhance your disclosure to more clearly describe how you determine the fair value of attached leases. Please also disclose the amount of the resulting lease premiums or discounts for each period presented.

The Company considered the Staff’s comment and believes that the disclosures in Note 1 to our consolidated financial statements provide adequate description of the process for the determination of fair value of attached leases. However, we propose to modify the disclosure in the notes to the financial statements in future filings to include the disclosure of the resulting lease premiums and discounts for each period presented as follows:

Note 1. Summary of Significant Accounting Polices

Flight Equipment Held for Lease

Determining the fair value of attached leases requires us to make assumptions regarding the current fair values of leases for specific aircraft. We estimate a range of current lease rates of like aircraft by reference to third-party sources which provide current lease rate information in order to determine if the attached lease is within a fair value range. If a lease is below or above the range of current lease rates, we present value the estimated amount below or above fair value range over the remaining term of the lease. The resulting lease premiums or discounts are amortized into lease rental income over the remaining term of the lease. As of December 31, 2006 and 2007, lease premiums were $1,086 and $6,891, and lease discounts were $11,479 and $30,923 and were included in other assets and other liabilities, respectively, on the consolidated balance sheet.

Note 13 – Commitments and Contingencies, page F-27

5.

We note that you acquired 28 aircraft in 2007 and will acquire seven additional aircraft in 2008 and one in 2009 related to the GAIF Acquisition Agreement. Based on your disclosures, we assume that you have deemed this transaction to be an acquisition of assets rather than an acquisition of a business such that pro forma financial information and rule 3-05 financial statements were not required. The disclosure in your Item 1.01 Form 8-K dated January 25, 2007 indicates that many of these aircraft were under lease. Rule 11-01 (d) states that the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of an acquired entity’s operations. With reference to the criteria set forth in rule 11-01 (d) of Regulations S-X please address how you reached the conclusion that this transaction was not the acquisition of a business.

The Company respectfully informs the Staff that it had contemporaneously considered the guidance of Rule 11-01 (d) of Regulation S-X as to whether the future transactions contemplated under the GAIF Acquisition Agreement represented the acquisition of a business for which pro forma financial information and Rule 3-05 financial statements would be required. As described below, the Company concluded that the transactions related to the GAIF agreement which have been completed as well those to be completed in future periods do not constitute the acquisition of a business under the guidance provided by Rule 11-01 (d).

Aircastle Limited
June 25, 2008

For purposes of Rule 3-05 of Regulation S-X, a business is identified if, after evaluating all available facts and circumstances, there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. In evaluating whether a component of entity constitutes a business, the following criteria in Article 11-01(d) of Regulation S-X were considered:

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or
(2)	Whether any of the following attributes remain with the component after the transaction:
(i)	Physical facilities,
(ii)	Employee base,
(iii)	Market distribution system,
(iv)	Sales force,
(v)	Customer base,
(vi)	Operating rights,
(vii)	Production techniques, or
(viii)	Trade names.

According to the SEC Training Manual – Division of Corporation Finance, Topic Two: Other Financial Statement Requirements, Section C, the SEC Staff’s analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition.

The GAIF Acquisition Agreement was a master aircraft acquisition agreement comprising 38 individual, separable aircraft acquisitions. Under the GAIF Acquisition Agreement, the Company agreed to acquire, and the seller agreed to sell, each of the aircraft on individualized terms. Each aircraft had its own:

(a)	closing conditions, with individualized exceptions for certain aircraft;
(b)	closing schedule, customized to take into account the likely delivery date, and closing deadline;
(c)	purchase price; and
(d)	aircraft transfer and closing documents that were delivered as each aircraft was purchased.

The GAIF Acquisition Agreement also provided that if closing conditions could not be met with respect to any specific aircraft, that aircraft would be removed from the transaction and the Company would not acquire it, although the Company would remain obligated to acquire the remaining aircraft.

Aircastle Limited
June 25, 2008

Of the 38 aircraft the Company agreed to acquire under the GAIF Acquisition Agreement, only 18 aircraft (the “On-Lease Aircraft”) were acquired while in service under an existing lease. Of the remaining 20 aircraft:

•	5 aircraft (the “Off-Lease Aircraft”) were acquired with no existing lease in place, and the Company subsequently placed each aircraft on lease without any involvement of the seller.
•

9 aircraft (the “In-Production Aircraft”) were acquired either while in production or freighter conversion, or upon completion of the production or conversion process, with existing leases that did not commence until completion of the production or conversion process.

•	6 aircraft ultimately were not acquired by the Company because the closing conditions were not satisfied or were not expected to be satisfied.

It is also important to note that the 38 aircraft the Company agreed to acquire under the GAIF Acquisition Agreement did not comprise the entire aircraft portfolio owned by the seller.

The Company treats the acquisition of an aircraft, whether acquired with or without a lease, as the acquisition of an asset rather than a business. An aircraft that is on lease typically cannot be acquired without the lessee’s consent and often the seller, the Company and the lessee will enter into a lease novation which terminates the existing lease and create a new lease on substantially similar terms. In the case of each of the On-Lease Aircraft, a novation was entered into with, or a consent was obtained from, the relevant lessee.

As is customary in the aircraft leasing industry, the GAIF Acquisition Agreement provided the Company with the right to inspect the physical condition of the aircraft and examine the historical technical records for each aircraft. The GAIF Acquisition Agreement did not give the Company the right to inspect or receive any historical financial data with respect to any of the aircraft, nor did it give the Company the right to obtain any historical financial information with respect to the seller, which is consistent with practice in the aircraft leasing industry which treats the sale of an aircraft as the sale of an asset rather than the sale of a business.

The Company does not perform any historical financial due diligence with respect to a seller of used aircraft because the historical financial results of aircraft ownership for the seller of an aircraft are likely to be significantly different from the financial results the Company would expect to obtain from aircraft ownership due to differences in the cost structure, asset management style and financing and hedging structure. The Company does not consider historical financial data material to its decision to make acquisitions, nor does it believe that such information would be helpful to investors in assessing the Company’s future financial results.

Article 11-01(d)(1) Revenue Producing Activity

No ongoing revenue producing activity was acquired with respect to the Off-Lease Aircraft. Similarly, the leases in respect of In-Production Aircraft commenced only upon the Company’s acquisition of the In-Production Aircraft, and consequently there was no ongoing revenue producing activity acquired with respect to the In-Production Aircraft. The only continuing feature in the Company’s acquisition of aircraft under the GAIF Acquisition Agreement is the cash flow under the leases with respect to the On-Lease Aircraft. It is important to note, however, that the Company is contractually bound, under the existing leases for the On-Lease Aircraft, to continue with the same customer for only a short period of time in relation to the remaining economic life of such aircraft: the existing leases represented 28% of the remaining useful life of the On-Lease Aircraft, on a weighted average basis.

At the conclusion of the lease for each On-Lease Aircraft, the Company will evaluate the best economic use of such aircraft. The Company has substantial market risk on expiration of the existing leases and there is no assurance that the existing lessee will wish to renew its lease on

Aircastle Limited
June 25, 2008

terms that the Company would find attractive. An airline’s fleet planning will change over time and its method of financing aircraft will depend on numerous factors which cannot be determined at the time of the Company’s acquisition of an aircraft. Airlines often choose to lease aircraft in order to retain fleet planning flexibility, and therefore the revenue producing activity for the On-Lease Aircraft is likely to change in the future.

The acquisition of a leased aircraft is significantly different from the acquisition of an operating platform that includes servicing and management personnel, physical facilities, sales force and other support functions that are necessary to manage an aircraft portfolio. All of the financial features of a leased aircraft (e.g. debt, financing, servicing, etc.) change after acquisition. This results from each aircraft lessor having a unique cost structure, cost of capital and tax attributes. Similarly, the depreciation of an aircraft depends on its current owner’s cost and depreciation policy. Therefore, the cash flow under an existing lease is the only feature of a leased aircraft acquisition that continues post-acquisition. We do not believe the continuity of cash flow under a contract alone is sufficient to conclude that there is continuity of operations.

Article 11-01(d)(2) Attributes

The Company had each of the business attributes (physical facilities, employee base, market distribution system, sales force, customer base and a trade name) in place and available to the Company prior to the acquisition of the aircraft in this series of transactions. The following is a summary of the relevance of each attribute described in Article 11-01(d) of Regulation S-X to the GAIF Acquisition Agreement:

(i) Physical facilities

No physical facilities were purchased under the GAIF Acquisition Agreement. The Company did not acquire any office, accounting, computer, telecommunications or other similar assets.

(ii) Employee base

The GAIF Acquisition Agreement did not require or contemplate that GAIF employees would become employees of the Company. The Company had its own employee base prior to the acquisition of the aircraft.

(iii) Market distribution system

The Company did not acquire any systems, processes or techniques as part of the aircraft acquisitions under the GAIF Acquisition Agreement. The Company’s employees are experienced in managing the distribution of its services and assets. The Company has extensive relationships in the aircraft leasing industry and has its own marketing employee base.

(iv) Sales force

None of the sellers’ sales force was retained by the Company and the Company employs its own sales and marketing team.

(v) Customer base

For the On-Lease Aircraft and In-Production Aircraft, the customer base will continue in place for the remainder of the existing lease period. However, the remaining contractual commitment represents only a portion of the remaining economic life of the asset. After the expiry of the lease agreements, the Company will seek to employ the aircraft in its best use to yield the highest economic return, and the Company is fully responsible for the re-lease of the aircraft after the end of the existing lease agreement.

Aircastle Limited
June 25, 2008

There is no continuing customer base for the Off-Lease Aircraft, and aside from the continuation of the customer relationships for the On-Lease Aircraft and the commencement of the new customer relationships for the In-Production Aircraft, there was no agreement to acquire other customer relationships.

(vi) Operating rights

The Company acquired no operating rights under the GAIF Acquisition Agreement.

(vii) Production techniques

The Company acquired no production techniques under the GAIF Acquisition Agreement.

(viii) Trade names

The Company did not acquire any trade names under the GAIF Acquisition Agreement.

In conclusion, given the factors noted above, we believe the application of Rule 11-01 (d) leads to the determination that the leased aircraft purchased by the Company under the GAIF Acquisition Agreement constitutes the acquisition of assets rather than the acquisition of a “business” and therefore pro forma financial information and Rule 3-05 financial statements are not required. With respect to the On-Lease Aircraft, for which revenue producing activities or customers existing prior to the Company’s acquisition continued after such acquisition, the existing lease periods represent only a small portion of the remaining economic life of the relevant aircraft. Thus, if there is any continuity of revenue producing activity or customer base, it is only for a relatively brief period of time and may change substantially upon expiration of such existing lease periods. The Company did not acquire any facilities, employees, distribution systems, operating rights, production techniques or trade names. These asset purchases bear little economic resemblance to the acquisition of an ongoing business, with continuing operations, management, employees, financing, customers and facilities. Moreover, the Company has no access to financial statements or other historical financial data relating to the aircraft acquired under the GAIF Acquisition Agreement for any period prior to the purchase of such aircraft and the Company believes that the seller did not maintain aircraft-specific financial data for such aircraft. Based upon the Company’s evaluation of these facts, the Company believes that it has correctly interpreted Rule 11-01(d) and properly accounted for and disclosed the acquisition of aircraft under the GAIF Acquisition Agreement as the purchase of assets.

Please contact the undersigned at 203-504-1880 should you require further information or have any questions.

Very truly yours,

/s/ Michael J. Inglese
Michael J. Inglese
Chief Financial Officer
Aircastle Limited